

Mail Stop 7010

October 31, 2007

Mr. Francis Richard Biscan, Jr.
Tara Minerals Corp.
2162 Acorn Court
Wheaton, IL 60187

> **Re:** **Tara Minerals Corp.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 17, 2007**
> **File No. 333-146512**

Dear Mr. Biscan:

We have reviewed the response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We remind you to please provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Cover Page

2. We note your response to our previous comment 5 and reissue said comment. Please confirm that you have made the application for listing on the OTC Bulletin Board. Otherwise, delete that statement that you, "Plan to have [your] shares listed…"

Prospectus Summary, page 2

3.   We note your response to our previous comment 6 and note that you have yet to
        modify neither your website nor the disclosure on this page that states that you do
        not have a website. Please update your website as soon as possible or explain to
        us why there is a delay.

Risk Factors, page 2

The Unavailability of Personnel, Material or Equipment…,page 4

4.   We note that this new risk factor is in response to our previous comment 8.
        Please include a statement in this risk factor that you do not plan on hiring any
        employees to implement your plan of operations.

Business, page 11

5.   We note your added disclosure in the last full paragraph on this page in response
        to our previous comment number 17. Please include the agreement(s) that
        transferred the properties from Corporacion Amermin, S.A. de C.V. to American
        Metal Mining as exhibits to the registration statement.

Executive Compensation, page 17

6.   Please note that as of October 31, 2007, you will need to update this section of
        your registration statement to include the executive compensation disclosure
        required under Item 402 of Regulation S-K for the year ended October 31, 2007.

Consolidated Financial Statements

Consolidated Statements of Operations, page 3

7.   We note that you presented stock option compensation expense during the nine
        months ended July 31, 2007.   Please present the compensation expense on your
        statements of operations using the function of the expense (for example, general
        and administrative expense or exploration expense). Refer to SAB Topic 14:F for
        additional guidance.

8.   Your line item "cost of revenue" appears to exclude depreciation costs. Although
        the guidance in Staff Accounting Bulletin Topic 11:B accommodates the separate
        presentation of depreciation, the description of cost of revenue must make it clear
        that it excludes such amounts. Additionally, it is not appropriate to include the
        subtotal "gross margin" if it excludes depreciation expense. Please modify your
        presentation accordingly, as appropriate.

Note 1. Nature of Business and Significant Accounting Policies, page 7

Net loss per common share, page 10

9.   We note that you had no potentially dilutive common shares as of July 31, 2007
        and October 31, 2006. It appears that the 1,000,000 options outstanding at July
        31, 2007 as disclosed in Note 6 would be potentially dilutive. Please revise your
        disclosure accordingly, and disclose the securities that could potentially dilute
        basic EPS in the future that were not included in the computation of diluted EPS
        because to do so would have been antidilutive for the period presented. Refer to
        paragraph 40.c. of SFAS 128 for additional guidance.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with
       respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility
       for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the
       federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Ryan Milne at (202) 551-3688 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Direct any engineering questions to Ken Schuler at (202) 551-3718. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

                                                                Sincerely,

                                                                H. Roger Schwall
                                                                Assistant Director

Cc: S. Eisen
       R. Milne
       G. Schuler
       J. Madison

       <u>Via facsimile</u>
       William T. Hart, Esq.
       (303) 839-5414